

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 26, 2007

<u>Via U.S. Mail and Fax (011-44-20-7356-5731)</u>
Mr. Hanif Lalani
Group Finance Director
BT Group plc
BT Centre
81 Newgate Street
London, ECIA 7AJ
United Kingdom

      RE: BT Group plc
              Form 20-F for the fiscal year ended March 31, 2006
              Filed May 31, 2006
              File Number 1-08819

Dear Mr. Lalani:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     Larry Spirgel
                     Assistant Director